Exhibit 99.1

Austin Gold Corp. Options the Stockade Mountain Project

RENO, Nev.--(BUSINESS WIRE)--May 24, 2022--Austin Gold Corp. (“Austin” or the “Company”) is pleased to announce that it has signed a mineral lease and option agreement with Bull Mountain Resources LLC ("BMR") to lease a 100% interest in the Stockade Property located in southeastern Oregon.

The Stockade Property consists of 261 unpatented lode mining claims that cover an area of over 6,790 acres, located in Malheur County, Oregon, approximately 85 kilometers southeast of Burns, Oregon, or 150 kilometers southwest of Boise, Idaho.

The property is a classic large epithermal/hot springs alteration system associated with rhyolite intrusions and doming focused along a major NW-trending structural corridor. Exploration programs conducted by BHP, Phelps Dodge and Placer Dome in the 1980s and 1990s included shallow exploration holes targeting bulk tonnage potential, with no efforts to target deeper high-grade gold/silver vein deposits. Many of these short holes returned significant lengths of strongly anomalous gold mineralization, with the best intercept being 79.2 m (260 ft) averaging 0.937 g/t gold from 45.7 - 125 m (150 – 410 ft). Within that interval is 24 m averaging 1.560 g/t gold from 58 to 82.3 m (190 – 270 ft). Numerous other holes returned long intercepts of >0.2 g/t gold, including:

  3 m (10 ft) averaging 1.1 g/t gold;
  1.5 m (5 ft) @1.14 g/t gold;
  4.6 m (15 ft) averaging 1.1 g/t gold; and
  4.6 m (15 ft) that averaged 1.385 g/t gold.

The Company plans to initiate a systematic exploration program to include drilling beneath the known high-level gold/silver-bearing stockworks mineralization that will target high grade vein deposits formed deeper in the hydrothermal boiling zone along feeder conduits.

Mineral Lease and Option Agreement Terms

Under the terms of the mineral lease and option agreement, the Company has the right to use the property for exploration and mining for a minimum of 50 years provided it continues to make pre-production payments and satisfies the work and royalty commitments. The term of the agreement may continue after 50 years provided active mining operations are being conducted on the property.

Robert M. Hatch, the Qualified Person for Austin Gold as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Projects, has approved the scientific and technical information in this news release.

About Austin Gold Corp.

Austin Gold is a gold exploration company focused on gold targets and making district-scale gold discoveries in the southwestern United States.

Austin Gold has four projects in Nevada, located on the Battle Mountain—Eureka (Cortez) gold trend in Humboldt County, Nevada (Kelly Creek Project), the Independence-Jerritt Canyon gold trend in Elko County, Nevada (Lone Mountain Project), on the Carlin gold trend in Elko County, Nevada (Miller Project), and in Nye County, Nevada situated in Oligocene volcanic rocks that are roughly the same age as those that host the large Round Mountain gold deposit (Fourmile Basin Project). Collectively, these Nevada properties comprise 136.8 km2 of unpatented and patented mining claims and mineral tenure.

Safe Harbor / Forward-Looking Statements

This press release contains "forward-looking information" within the meaning of applicable securities laws that is intended to be covered by the safe harbours created by those laws. "Forward-looking information" includes statements that use forward-looking terminology such as "may", "will", "expect", "anticipate", "believe", "continue", "potential" or the negative thereof or other variations thereof or comparable terminology. Such forward-looking information includes, without limitation, the Company's expectations, strategies and plans for the Stockade Property, including the Company's planned expenditures and exploration activities.

Forward-looking information is not a guarantee of future performance and is based upon a number of estimates and assumptions of management at the date the statements are made. Furthermore, such forward-looking information involves a variety of known and unknown risks, uncertainties and other factors which may cause the actual plans, intentions, activities, results, performance or achievements of the Company to be materially different from any future plans, intentions, activities, results, performance or achievements expressed or implied by such forward-looking information.

The Company cautions that there can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, investors should not place undue reliance on forward-looking information.

Except as required by law, the Company does not assume any obligation to release publicly any revisions to forward-looking information contained in this press release to reflect events or circumstances after the date hereof.

Contacts

Investors:
Darcy Higgs, Corporate Secretary
604-644-6580
darcy.higgs@austin.gold

Website: www.austin.gold